EXHIBIT 11.1



              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net investment income per share and the net increase in net assets per share resulting from operations for the period July 25, 2005 (inception of operations) through December 31, 2005:



  Numerator for net investment income per share:                    $  6,202,991

  Numerator for net increase in net assets per share:               $  6,444,368

  Denominator for basic and diluted weighted average shares:          35,366,589


  Basic and diluted net investment income per share:                $       0.17
  Basic and diluted net increase in net assets per share
     resulting from operations:                                     $       0.18